August 22, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Fred Knapp

Isaac Esquivel

Pearlyne Paulemon

Pam Howell

Re:	Chenghe Acquisition III Co.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 28, 2025
File No. 333-288524

Ladies and Gentlemen:

On behalf of our client, Chenghe Acquisition III Co., a company incorporated under the laws of the Cayman Islands (the “Company” or “we”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated August 11, 2025 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1. To Registration Statement on Form S-1 submitted on July 28, 2025.

Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1. To Registration Statement on Form S-1 filed July 28, 2025

Exhibits

1.	We note the statement in Exhibit 5.2 that the opinion relates to the “proposed underwritten public offering of up to 11,000,000 units of the Company (the “Units”) (which includes up to 1,650,000 Units that may be issued and sold pursuant to the exercise of an over-allotment option described in the Registration Statement).” Please reconcile with the registration statement, which reflects the over-allotment of 1.65 million units as being in addition to the 11 million units. Please also revise the assumption that “the Warrant Agreement to be entered into in connection with the Warrants ... is a valid, binding and enforceable agreement of each party thereto” as it relates to the Company.

In response to the Staff’s comment, we have revised Exhibit 5.2 and filed it with the Registration Statement to clarify that the total offering is 12,650,000 units, inclusive of the over-allotment option. We have also revised the assumption regarding the Warrant Agreement as it relates to the Company.

2.	The Trust Agreement, filed as Exhibit 10.2 states “counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds.” Nasdaq Listing Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. We also note that the disclosure is inconsistent with the disclosure in the prospectus, which states proceeds will not be released until “the completion of our initial business combination.” Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.

In response to the Staff’s comment, we have revised the Form of the Investment Management Trust Agreement and filed it as Exhibit 10.2 to the Registration Statement. The revision clarifies that the funds will be transferred after written notification by counsel that the initial business combination has been consummated, ensuring the disclosure is consistent with the prospectus and the applicable Nasdaq listing rule.

General

3.	We note you discuss in detail the risks of most of your executive officers and directors being located in Hong Kong, or having ties to the PRC and/or Hong Kong. Please similarly revise your disclosures throughout the prospectus to address the material risks and uncertainties due to your co-sponsors being located in Hong Kong. Your revised disclosures should also address the current risks and uncertainties as opposed to those associated with Company’s post-combination operations.

In response to the Staff’s comment, we have revised the Registration Statement on the cover page and pages 14, 15, 46, 78, 117, 118, and 145 to include the co-sponsors in the current material risks and uncertainties the Company may face due to our co-sponsors being located in Hong Kong.

The Company kindly calls to the Staff’s attention the associated disclosure on the cover page and pages 46, 78, and 79 regarding the current risks and uncertainties. We address such current risks and uncertainties, which include the Chinese government potentially:

i)	intervening or influencing our operations at any time through our co-sponsors, directors, and officers who have ties in China;

ii)	exerting oversight and discretion over the conduct of our and our directors’ and officers’ search for a target company;

iii)	adopting new policies, regulations, and rules, and enforcing them in a manner that could significantly impact our ability to operate and may limit or completely undermine our ability to search for a target company;

iv)	exerting more oversight and control over us specifically due to some of our affairs being conducted overseas with foreign investment in China-based issuers;

v)	initiating various regulatory actions and making public statements—some issued with little advance notice—including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding anti-monopoly enforcement efforts;

vi)	causing us, due to our co-sponsors and certain of our executive officers and directors having ties to Hong Kong and/or the PRC, to be a less attractive partner to non-PRC or non-Hong Kong-based target companies as compared to other special purpose acquisition companies that do not have such ties, thereby potentially limiting the pool of acquisition candidates and making it more likely for us to consummate a business combination with a target company located in the PRC or Hong Kong;

vii)	determining that we are required to obtain approvals from PRC government authorities, including the CSRC, the Cyberspace Administration of China, or any other government entity, to issue our securities in connection with this offering, despite our belief that such approvals are not currently required, which could lead to significant regulatory actions, including fines, confiscation of income, revocation of licenses, restrictions on operations, or prohibitions on the use of offering proceeds; and

viii)	exerting significant authority to influence the ability of a China-based company to conduct its business, make or accept foreign investments, or list on a U.S. stock exchange.

Respectfully, we believe the above disclosure addresses the current risks and uncertainties the Company faces as a result of the Company and its co-sponsors, directors, and officers being located in, or having ties to, Hong Kong and/or China.

4.	Please revise the signatures to include the signature of your principal financial officer, controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. See Instruction 1 to Signatures to Form S-1.

The Company respectfully advises the Staff that the signatures have been revised to include the signature of our Chief Financial Officer, our principal financial officer, and by a majority of our board of directors, in compliance with Instruction 1 to Signatures to Form S-1.

5.	We note the disclosure on page 38 and elsewhere in the prospectus that “pursuant to the letter agreement, our co-sponsors, officers and directors have agreed to vote their founder shares and any public shares purchased during or after this offering in favor of our initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the proposed business combination).” Please reconcile with the letter agreement filed as Exhibit 10.1, which only states that such individuals have agreed to vote any ordinary shares owned by such persons in favor of any proposed business combination.

In response to the Staff’s comment, we have revised the Registration Statement on pages 25, 28, 30, 38, 52, 153, 176, 188, and 189. Additionally, we have revised the Form of Letter Agreement and filed it as Exhibit 10.1 to the Registration Statement. In both instances, we have clarified that, in such case, our co-sponsors, officers, and directors have agreed to vote any ordinary shares owned by them, including founder shares, private placement shares, and any public shares purchased during or after this offering, in favor of our initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the proposed business combination).

Please do not hesitate to contact R. William Burns at (713) 860-7352 or Chris Centrich at (713) 860-7309 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ R. William Burns
R. William Burns

cc: Chris Centrich, Paul Hastings LLP

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